FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2002

LUCITE INTERNATIONAL FINANCE PLC	LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED	LUCITE INTERNATIONAL INVESTMENT LIMITED	LUCITE INTERNATIONAL HOLDINGS LIMITED	LUCITE INTERNATIONAL US HOLDCO LIMITED

(Exact Name of Registrant Issuer as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)	(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes [ ]	No [X]

Lucite International Group Holdings Limited

(Formerly Ineos Acrylics Group Holdings Limited)

Consolidated Financial Statements

Three months and nine months ended September 30, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1 BUSINESS DESCRIPTION
2 PRINCIPAL ACCOUNTING POLICIES
3 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES
4 RECENT US ACCOUNTING PRONOUNCEMENTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

(in millions of pounds)

	Three months ended		Nine months ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2001	2002	2001	2002

Turnover including share of joint venture	144	147	451	437
Less share of joint venture turnover	(3)	—	(12)	—

Group turnover	141	147	439	437

Operating costs before exceptional operating expenses and amortisation of intangible assets	(135)	(138)	(421)	(413)
Exceptional operating expenses	(4)	—	(4)	—
Amortisation of goodwill and other intangible assets	(1)	(2)	(4)	(4)

Total operating costs	(140)	(140)	(429)	(417)

Group operating profit	1	7	10	20
Share of operating profit from joint venture	1	—	3	—

Operating profit including share of joint venture	2	7	13	20
Net interest payable	(8)	—	(25)	(20)

(Loss)/Profit on ordinary activities before taxation	(6)	7	(12)	—
Taxation on loss/(profit) on ordinary activities	(1)	(1)	(2)	(1)

(Loss)/Profit on ordinary activities after taxation	(7)	6	(14)	(1)
Equity minority interests	—	—	—	(1)

(Loss)/Profit for the financial period	(7)	6	(14)	(2)

Depreciation and amortisation included above	10	11	29	34

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in millions of pounds)

	As re-stated
	December 31, 2001	September 30, 2002

Fixed assets
Intangible assets	94	90
Negative Goodwill	(6)	(6)
Tangible assets	390	360
Current assets

Raw materials and consumables	23	22
Finished goods	46	43

Stocks	69	65
Debtors	78	91
Cash at bank and in hand	20	12

	167	168

Total assets	645	612

Creditors – amounts falling due within one year	(111)	(117)

Net current assets	56	51

Total assets less current liabilities	534	495

Creditors – amounts falling due after more than one year	(336)	(321)
Provisions for liabilities and charges	(30)	(24)

Net assets	168	150

Shareholders’ equity
Called up equity share capital	175	175
Reserves	(21)	(36)

Total equity shareholders’ funds	154	139
Equity minority interests	14	11

Capital employed	168	150

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED
GAINS AND LOSSES (UNAUDITED)

(in millions of pounds)

	Three months ended		Nine months ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2001	2002	2001	2002

Loss for the financial period	(7)	6	(14)	(2)
Currency translation differences on foreign currency net investments	(14)	(5)	—	(13)

Total recognised gains & losses relating to the period	(21)	1	(14)	(15)

Prior year adjustment for deferred taxation				5

Total gains and losses recognised since last annual report				(10)

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

(in millions of pounds)

	Three months ended		Nine months ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2001	2002	2001	2002

Operating profit	1	7	10	20
Depreciation of tangible fixed assets	9	9	25	30
Amortisation of intangible fixed assets	1	2	4	4
Decrease/ (increase) in stocks	4	(5)	9	2
(Increase)/ decrease in debtors	8	8	(2)	(17)
Increase / (decrease) in creditors	(3)	4	3	1
Movement on provisions	4	1	5	2

Net cash flow from operating activities	24	26	54	42
Exceptional cash flows	(1)	(1)	(3)	(2)

Interest received	—	—	1	—
Interest paid	(4)	(3)	(24)	(15)

Returns on investments and servicing of finance	(4)	(3)	(23)	(15)
Taxation paid	(2)	(2)	(3)	(4)
Capital expenditure and financial investment	(8)	(8)	(18)	(16)
Acquisition	4	—	4	—
Equity dividends paid to minorities	—	—	—	(3)

Issue of debt due within one year	—	—	—	—
Issue of debt due after more than one year	—	—	—	2
Repayment of debt due within one year	(1)	(5)	(4)	(8)
Repayment of debt due after more than one year	(20)	(6)	(13)	(4)
Acquisition fees paid	—	—	(1)	—

Financing	(21)	(11)	(18)	(10)

Increase/(decrease) in cash	(9)	1	(8)	(8)

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      BUSINESS DESCRIPTION

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited and until May 7, 2002 was known as Ineos Acrylics Group Holdings Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite International” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2      PRINCIPAL ACCOUNTING POLICIES

The accounting policies used to prepare these accounts are consistent with those adopted for the year-end 20-F.

        Changes in accounting policies

The company has adopted FRS 19 “Deferred Tax” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been re-stated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2001 and September 30, 2002 by approximately £5 million, due to the recognition of losses within the United States that are anticipated to be recoverable. There is no material effect on the result for the period.

        Taxation

Deferred taxation has been recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation, or a right to pay less taxation in the future. An asset is not recognised to the extent that the transfer of economic benefits in future is uncertain. Deferred taxation assets and liabilities recognised have not been discounted. The group has adopted FRS 19 “Deferred Tax” in these financial statements. The adoption of this standard represents a change in accounting policy.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3      SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net (loss)/income and shareholders’ equity of the differences between UK GAAP and US GAAP.

         Effect on the Profit/Loss for the Financial
         Period of Differences between UK GAAP and US GAAP (£m)

	Three Months Ended		Nine months Ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2001	2002	2001	2002

(Loss)/profit for the financial period under UK GAAP	(7)	6	(14)	(2)
Adjustments to conform with US GAAP :
Purchase accounting adjustments :
Depreciation of tangible fixed assets	2	1	5	4
Amortisation of goodwill	1	2	2	4
Amortisation of other intangibles	(2)	(3)	(5)	(10)
Capitalisation of interest less amortisation	(1)	—	(1)	1
Pensions	1	—	1	(1)
Foreign exchange (loss) / gain on debt	1	—	2	(6)
Deferred taxation:
Arising on UK GAAP results	—	—	—	1
Arising on other US GAAP adjustments	—	—	—	1

Net loss under US GAAP	(5)	6	(10)	(8)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

          Effect on Consolidated Shareholders’ Funds of Differences
          between UK GAAP and US GAAP (£m)

	December 31, 2001	September 30,
	(as restated)	2002

Consolidated shareholders’ funds under UK GAAP	154	139
Adjustments to conform with US GAAP :
Purchase accounting adjustments	(18)	(20)
Exchange revaluation of US intangible assets	12	3
Capitalisation of interest less amortisation	4	5
Pensions	7	6
Deferred taxation	11	13

Consolidated shareholders’ funds under US GAAP	170	146

The consolidated shareholders’ funds under UK GAAP have been restated by £5 million for the period ended December 31, 2001 as a result of a change in accounting policy arising on the adoption of FRS 19 “Deferred Tax”.

4        RECENT US ACCOUNTING PRONOUNCEMENTS

In June 2002 the Financial Accounting Standards Board issued FAS 146 Accounting for the Costs Associated with Exit or Disposal Activities. This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002. This is not expected to have a material impact on the group.

In April 2002 the Financial Accounting Standards Board issued FAS 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classifications under the criteria of Accounting Principles Board No. 30 “Reporting the Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The adoption of this statement will not have a material effect on the Company’s results of operations or financial position.

In August 2001 the Financial Accounting Standards Board issued FAS 143 Accounting For Asset Retirement Obligations, effective for financial statements issued for the fiscal years after June 15, 2002. The Provisions of FAS 143 require companies to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets if a legal liability to retire the asset exists. The adoption is not expected to have a significant impact on the Company’s financial results of operations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In June 2001 the Financial Accounting Standards Board issued FAS 142 Goodwill and Other Intangible Assets. This standard addresses how goodwill and other intangible assets should be accounted for in financial statements upon their acquisition. The standard also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. Where goodwill and intangibles were previously considered to be wasting assets, instead those that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangibles with finite lives will continue to be amortised over their useful lives but without any constraint of an arbitrary ceiling on the life given to them.

The Company has adopted the provisions of FAS 142 in the first nine months ended September 30, 2002. In connection with the adoption of FAS 142, the company has reclassified approximately £12 million related to assembled workforce previously regarded as an intangible asset into goodwill as it does not meet one of the FAS 141 criteria for recognition apart from goodwill. The Company has no longer recorded £2 million of amortisation, relating to its existing goodwill as adjusted for the reclassification just mentioned. The company has evaluated the useful lives assigned to its intangible assets and has made no revision to them, none of the intangible assets are considered to have indefinite lives.

FAS142 requires that the goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process whereby the first step identifies a potential impairment and the second step measures the impairment loss.

The Company has identified reporting units under the guidance of FAS 142. The upstream business is managed on a global basis and the downstream business is managed on a regional basis. To identify potential goodwill impairment for these reporting units, the fair value of the reporting unit is compared to the carrying value of the unit including goodwill. In each case the fair value of the unit is greater than the carrying value therefore goodwill in the units is not considered to be impaired.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset;

	Gross Carrying	Accumulated	Weighted
	value as at	amortisation as	average
	September 30,	at September 30,	amortisation
	2002	2002	period
	£m	£m	years

Amortised intangible assets
Core and patented technology	56	17	10
Trade names	8	1	20
Customer relationships	22	3	20
Non-compete agreements	26	16	5

Total amortised intangible assets	112	37
Unamortised intangible assets
Goodwill	45	5

Total intangible assets under US GAAP	157	42

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortisation expense for the nine months ended September 30, 2002 and estimated aggregate amortisation expense for each of the five succeeding years;

£m

Aggregate amortisation expense:

For the nine months ended September 30, 2002	10

Estimated aggregate amortisation expense:

For the year ended December 31, 2003	13
For the year ended December 31, 2004	12
For the year ended December 31, 2005	8
For the year ended December 31, 2006	8
For the year ended December 31, 2007	8

There were no changes to the carrying value of goodwill during the nine months ended September 30, 2002.

In June 2001 the Financial Accounting Standards Board issued FAS 141 Business Combinations. This standard requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. This standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

During the three months ended September 30, 2001 and 2002 the Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly the Company records changes in the fair value of its derivative instruments in current earnings. The Company does, however use foreign currency loans to hedge the foreign exchange risk related to its net investments in subsidiaries. The Company formally documents the relationships between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company also assesses at both the inception of each hedge and on an on-going basis, whether the hedge instruments that are being used in hedging transactions are highly effective in offsetting changes in net investment of the subsidiaries. When it is determined that the hedge is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In December 2000 the Accounting Standards Board (“ASB”) issued Financial Reporting Standard No. 19, “Deferred Tax” (“FRS 19”). FRS 19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. We are required to comply with FRS 19 in the financial statements for the year ending December 31, 2002. The impact of the adoption of this standard is reflected in the financial statements for the nine months ended September 30, 2002 and has resulted in a prior year adjustment to reserves of £5 million and a deferred tax asset of £2 million. This affects only the UK GAAP figures.

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits” (“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the 2001 annual financial statements additional analysis was provided in accordance with FRS 17 which is being implemented progressively during the years ended December 31, 2001 through December 31, 2003, although the ASB recently announced it has postponed full implementation of the standard in 2003 pending international accounting standards.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Statement Concerning Forward-Looking Statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can though be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. In addition to the other factors and matters discussed elsewhere herein, the following are important factors that, in view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

1.	Changes in economic conditions or weather conditions;

2.	Changes in availability and/or price of feedstocks;

3.	Changes in management or control of the Company;

4.	Inability to obtain new customers or retain existing ones;

5.	Significant changes in competitive factors affecting the Company;

6.	Environmental/safety requirements;

7.	Significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays;

8.	Occurrences affecting the Company’s ability to obtain funds from operations, debt or equity to finance needed capital expenditures and other investments;

9.	The cyclical nature of the Company’s business;

10.	Significant changes in the tax rates or policies or interest rates;

11.	Significant change in the Company’s relationship with its employees and the potential adverse effects if labour disputes or grievances were to occur;

12.	Changes in accounting principles and/or the application of such principles to the Company; and

13.	Unavailability of, and substantial delays in, transportation of raw materials and products.

The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our” and the “Company” refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business.

The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three and Nine Months Ended September 30, 2002
Compared to the Three and Nine Months Ended September 30, 2001

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of September 30, 2002 and December 31, 2001 and the consolidated results of operations, net (loss)/income and cash flows for the three and nine month periods ended September 30, 2002 and September 30, 2001. These consolidated financial statements should be read in conjunction with the consolidated and predecessor combined financial statements and notes thereto included in the Company’s annual report on Form 20-F. The consolidated balance sheet data does not include all disclosures required by generally accepted accounting principles. The results of operations for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

The figures for the three and nine months ended September 30, 2001 include the results of Kaohsuing Monomer Company (“KMC”) on an equity accounted basis. Following the acquisition on September 1, 2001 of the remaining shares in the majority shareholder of KMC, the results for the three months and nine months ended September 30, 2002 include the results of KMC on a fully consolidated basis.

Segmental Reporting (£m)

	Three Months Ended		Nine Months Ended

	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002

Group turnover
Upstream	91	104	289	298
Downstream	71	66	228	205
Inter-class elimination	(21)	(23)	(78)	(66)

	141	147	439	437

Group operating profit /(loss)
Upstream	7	6	11	8
Downstream	(1)	4	7	19
Non segmental	—	(1)	—	(3)

	6	9	18	24
Exceptional operating expenses	(4)	—	(4)	—
Amortisation of goodwill and other intangible assets	(1)	(2)	(4)	(4)

Operating profit (excluding share of joint venture)	1	7	10	20

Depreciation
Upstream	4	7	15	23
Downstream	5	2	10	7

	9	9	25	30

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Cost of Sales, Gross Profit, Distribution Costs and
Administrative Expenses (£m)

	Three Months Ended		Nine Months Ended

	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002

Turnover including share of joint venture	144	147	451	437
Less; share of joint venture turnover	(3)	—	(12)	—

Group turnover	141	147	439	437
Cost of goods sold	(112)	(115)	(356)	(342)

Gross profit	29	32	83	95
Distribution costs	(11)	(10)	(32)	(34)
Administrative expenses before amortisation and research and development costs	(11)	(10)	(27)	(28)
Exceptional Operating Costs	(4)	—	(4)	—
Amortisation of goodwill and other intangible fixed assets	(1)	(2)	(4)	(4)
Research and development costs	(1)	(3)	(6)	(9)

Total administrative expenses	(17)	(15)	(41)	(41)
Net operating expenses	(28)	(25)	(73)	(75)

Group operating profit	1	7	10	20
Share of operating profit from joint venture	1	—	3	—

Operating profit including share of joint venture	2	7	13	20
Net interest payable	(8)	—	(25)	(20)

Loss on ordinary activities before taxation	(6)	7	(12)	—
Taxation on loss on ordinary shares	(1)	(3)	(2)	(3)

Loss on ordinary activities after taxation	(7)	4	(14)	(3)
Equity minority interests	—	—	—	(1)

Loss for the financial period	(7)	4	(14)	(4)

Depreciation and amortisation included above	10	11	29	34
EBITDA before exceptional items	16	18	46	54

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. EBITDA is closest to operating profit and can be reconciled to it in the following way.

	Three months ended		Nine months ended

	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002

Operating profit including share of joint venture	2	7	13	20
Exceptional operating costs	4	—	4	—
Depreciation and amortisation	10	11	29	34

EBITDA before exceptional items	16	18	46	54

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2002 Compared to
the Three Months Ended September 30, 2001

Turnover

Total turnover excluding share of joint ventures increased £6 million, or 4%, from £141 million for the three months ended September 30, 2001 to £147 million for the three months ended September 30, 2002. This increase primarily reflects improved volumes with lower but improving prices combined with the full consolidation of KMC (£10 million) and adverse exchange effects. Total volumes for the three months ended September 30, 2002 (including fully consolidated KMC) were 9% higher compared to the three months ended September 30, 2001 (with full inclusion of KMC in both years) reflecting recovering markets.

Turnover from upstream operations increased £13 million, or 14%, from £91 million for the three months ended September 30, 2001 to £104 million for the three months ended September 30, 2002. This increase reflects the full consolidation of KMC (£10 million) offset by lower monomer prices (£2 million). Lower sales volumes in the three months ended September 30, 2002 net of exchange and reclassifications (see below) had a favourable impact of £2 million. This turnover includes £23 million of sales, compared to £21 million for the same period in 2001, to our downstream operations that have not been included in our total turnover pursuant to inter-class eliminations.

Turnover from downstream operations decreased £5 million, or 7%, from £71 million for the three months ended September 30, 2001 to £66 million for the three months ended September 30, 2002. Lower prices across all downstream businesses have caused £2 million of this shortfall compared to the three months ended September 30, 2001. Downstream volumes for the three months ended September 30, 2002 have increased by 14% compared to the three months ended September 30, 2001, approximately a £7 million increase to turnover. Exchange movements and reclassifications (see below) have had an adverse impact of approximately £10 million on the three months ended September 30, 2002.

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the period September 30, 2002. With effect from January 1, 2002 following the full consolidation of KMC within the business, we have re-analysed these to add clarity to the results. As a result downstream turnover decreased for the three months ended September 30, 2002 by £6 million (£7 million for the three months ended September 30, 2001) and upstream turnover increased for the three months ended September 30, 2002 by £4 million (£5 million for the three months ended September 30, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of Sales

Cost of sales was £115 million for the three months ended September 30, 2002, an increase of £3 million, or 3%, compared to the three months ended September 30, 2001. The full consolidation of KMC into the results for the three months ended September 30, 2002 increased the cost of sales by £8 million. The net decrease in cost of sales (when adjusted for KMC) for the three months ended September 30, 2002 is partly because the average prices of raw materials were lower in the three months ended September 30, 2002 compared to the same period last year combined with fixed and variable cost control. This decrease arises despite production constraints during the three months ended September 30, 2002 that led to high purchase for resale costs in order to meet customer demand.

Net Operating Expenses

Net operating expenses decreased £3 million, or 11%, for the three months ended September 30, 2002 compared to the three months ended September 30, 2001. This was mainly due to the full consolidation of KMC in the three months ended September 30, 2002 (approximately £1 million) offset by the £4 million exceptional charge made to profit during the three months ended September 30, 2001.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Distribution costs were £10 million for the three months ended September 30, 2002, £2 million lower than the previous year when adjusted for the additional £1 million of KMC distribution costs, despite higher distribution costs incurred as a result of product shortages. This is mainly because although the volume of products sold increased in the three months ended September 30, 2002, compared to September 30, 2001, the mix of products sold involved lower distribution costs.

Administration costs decreased £1 million, from £11 million in the three months ended September 30, 2001 to £10 million in the three months ended September 30, 2002, mainly due to improvements from fixed cost control and business response to sales constraints.

Net Interest Payable

Net interest payable decreased by £8 million, from £8 million for the three months ended September 30, 2001 to £ nil for the three months ended September 30, 2002. This decrease is almost entirely due to exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£7 million for the three months ended September 30, 2002 compared to £ nil for the three months ended September 30, 2001). The underlying decrease (£1 million) reflects the lower level of borrowings during the three months ended September 30, 2002 compared to the three months ended September 30, 2001, combined with lower interest rates both on the Euro and the US dollar denominated debt.

Taxation on Loss on Ordinary Activities

The tax charge was £1 million for the three months ended September 30, 2002 compared to £1 million for the three months ended September 30, 2001.

Equity Minority Interests

Equity minority interests were approximately nil for the three months ended September 30, 2002.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £26 million for the three months ended September 30, 2002 compared to an inflow of £24 million for the three months ended September 30, 2001. This is mainly attributable to the full consolidation of KMC, which contributed £2 million for the three months ended September 30, 2002.

Interest payments of approximately £3 million were made in the three months ended September 30, 2002 (£4 million in the three months ended September 30, 2001) in line with loan agreements pertaining to the financial structure of the group. This consisted of £2 million of senior debt interest (£2 million for the three months ended September 30, 2001) plus revolver, sundry lease and other interest payments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Capital Expenditures

In the three months ended September 30, 2002 we made capital expenditures of £8 million as follows:

£ million

Safety, health and environmental	1
Maintaining asset capacity	3
Growth projects	4

Financing

The net repayment of debt of £11 million during the three months ended September 30, 2002 comprises £6.5 million excess cash repayment across all tranches of senior debt as defined in the senior credit agreement. The payment arose as a direct result of a very low year-end working capital position that generated excess cash for the year-ended December 31, 2001 as defined within the senior credit agreement. There was also a £1 million repayment of the revolving debt facility and the repayment of £3 million of the short-term borrowing taken out in Taiwan, to cover short-term cash requirements following the dividend payment by KMC.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2002 Compared to
the Nine Months Ended September 30, 2001

Turnover

Total turnover excluding share of joint ventures decreased £2 million, or 1%, from £439 million for the nine months ended September 30, 2001 to £437 million for the nine months ended September 30, 2002. This decrease primarily reflects the effect of lower upstream prices in all regions, partially offset by the full consolidation of KMC from September 1, 2001 (approximately £40 million). Total volumes for the nine months ended September 30, 2002 were 4% better compared to the nine months ended September 30, 2001 (with full inclusion of KMC for both years), reflecting the weak but improving prices in the first half of the year. Volume and product mix effects combined net of adverse exchange movements have had an approximately £15 million favourable effect on the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

Turnover from upstream operations increased £9 million, or 3%, from £289 million for the nine months ended September 30, 2001 to £298 million for the nine months ended September 30, 2002. This increase reflects improving monomer volumes (£9 million) combined with the full inclusion of KMC from September 1, 2001 (approximately £40 million), offset by the lower but improving monomer prices and exchange impacts. The remainder of the increase arises from a reclassification between upstream and downstream businesses as discussed below (£16 million). This turnover includes £66 million of sales, compared to £78 million for the same period in 2001, to our downstream operations that have not been included in our total turnover pursuant to inter-class eliminations.

Turnover from downstream operations decreased £23 million, or 10%, from £228 million for the nine months ended September 30, 2001 to £205 million for the nine months ended September 30, 2002. Lower prices across all downstream businesses have caused £9 million of this shortfall compared to the nine months ended September 30, 2001. Downstream volumes for the nine months ended September 30, 2002 increased by 8% compared to the nine months ended September 30, 2001. The mix of products sold combined with adverse exchange movements has had a favourable impact of approximately £8 million on the nine months ended September 30, 2002. The remainder of the overall decrease in turnover from downstream operations arises from a reclassification between upstream and downstream businesses as discussed below (£23 million).

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the nine-month period ended September 30, 2001. With effect from January 1, 2002, following the full consolidation of KMC within the business, we have re-analysed these to add clarity to the results. As a result, downstream turnover decreased for the nine months ended September 30, 2002 by £18 million (£23 million for the nine months ended September 30, 2001) and upstream turnover increased for the nine months ended September 30, 2002 by £12 million (£16 million for the nine months ended September 30, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of Sales

Cost of sales decreased £14 million, or 4%, from £356 million for the nine months ended September 30, 2001 to £342 million for the nine months ended September 30, 2002. The full consolidation of KMC into the results for the nine months ended September 30, 2002 increased the cost of sales by £30 million. The overall decrease in cost of sales for the nine months ended September 30, 2002 is partly because the average prices of raw materials were lower in the nine months ended September 30, 2002, compared to the same period last year. The significant increase in natural gas prices in the United States experienced during the first half of 2001 has not recurred in the nine months ended September 30, 2002. The reduction also benefited from fixed and variable cost control. There were also one time cost of supply shortages in Europe arising from more purchase for resale of approximately £5 million.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Net Operating Expenses

Net operating expenses increased £2 million, or 3%, for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. The full consolidation of KMC in the nine months ended September 30, 2002 resulted in an additional £5 million of operating expenses, which was partially offset by the £4 million exceptional charge to profit made during the nine months ended September 30, 2001.

Distribution costs were £34 million for the nine months ended September 30, 2002, consistent with the previous year when adjusted for the additional £3 million of KMC distribution costs.

Administration costs increased £1 million, from £27 million in the nine months ended September 30, 2001 to £28 million in the nine months ended September 30, 2002, due to the full consolidation of KMC (£2 million) offset by improvements arising from fixed cost control.

Net Interest Payable

Net interest payable decreased by £5 million, from £25 million for the nine months ended September 30, 2001 to £20 million for the nine months ended September 30, 2002. There is no impact of exchange movements on the foreign currency loans that are not offset by the movement in foreign currency net assets (£ nil million for both the nine months ended September 30, 2002 and for the nine months ended 30 September, 2001). The underlying decrease of £5 million reflects the lower level of borrowings during the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001, combined with lower interest rates both on the Euro- and the US dollar-denominated debt.

Taxation on Loss on Ordinary Activities

The tax charge for the nine months ended September 30, 2002 was £1 million and is comparable to the same period last year. There was a £1 million charge relating to withholding tax on dividends paid by KMC plus local tax charges of £2 million, offset by a deferred tax credit of £2 million for the nine months ended September 30, 2002.

Equity Minority Interests

Equity minority interests were approximately £1 million for the nine months ended September 30, 2002 compared to £ nil for the nine months ended September 30, 2001; this is entirely due to the full consolidation of KMC during the nine months ended September 30, 2002.

Liquidity and Capital Resources

The cash inflow generated from operating activities was an inflow of £42 million for the nine months ended September 30, 2002 compared to an inflow of £54 million for the nine months ended September 30, 2001. A key factor in generating cash in the nine months ended September 30, 2002 has been continual focus on working capital control despite the very low year-end position. Working capital remains at relatively low levels.

Interest payments of approximately £15 million were made in the nine months ended September 30, 2002 (£24 million for the nine months ended September 30, 2001) in line with loan agreements pertaining to the financial structure of the group. This consisted of £6 million of high yield bond interest (£6 million for the nine months ended September 30, 2001), £8 million of senior debt interest (£14 million for the nine months ended September 30, 2001), £1 million of revolver interest (£2 million for the nine months ended September 30, 2001) plus sundry lease and other interest payments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Capital Expenditures

In the nine months ended September 30, 2002 we made capital expenditures of £16 million as follows:

£ million

Safety, health and environmental	3
Maintaining asset capacity	7
Growth projects	6

Financing

The net decrease to debt of £10 million during the nine months ended September 30, 2002 comprises a £2 million draw down of the revolving debt, a £6 million scheduled repayment of senior tranche A and a £6.5 million excess cash repayment against all tranches of senior debt as defined in the senior credit agreement. The excess cash payment arose due to a very low year-end working capital position at the end of 2002. The effects of the cash movement on the debt financing of the company are put into context in the following table (figures in millions of pounds):

	December 31,				September 30,
	2001	Cash	Exchange	Other	2002

Senior Tranche A	84	(8)	—	—	76
Senior Tranche B	72	(2)	(2)	—	68
Senior Tranche C	57	(2)	(4)	—	51

Senior debt	213	(12)	(6)	—	195
Revolver	18	2	(1)	—	19
High yield bond	122	—	4	—	126
Finance leases & other short- term borrowings	5	—	—	—	5
Debt issue fees	(9)	—	—	1	(8)

Total debt	349	(10)	(3)	1	337

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL FINANCE PLC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its’ behalf by the undersigned, thereunto duly authorised.

Lucite International Finance plc
Registrant Issuer

//SIGNED// IAN LAMBERT

By:	Ian Lambert

Secretary/Director

Dated November 27, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its’ behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// IAN LAMBERT

By:	Ian Lambert

Secretary/Director

Dated November 27, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL INVESTMENT LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its’ behalf by the undersigned, thereunto duly authorised.

Lucite International Investment Limited
Registrant Guarantor

//SIGNED// IAN LAMBERT

By:	Ian Lambert

Secretary/Director

Dated November 27, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL HOLDINGS LIMITED

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its’ behalf by the undersigned, thereunto duly authorised.

Lucite International Holdings Limited
Registrant Guarantor

//SIGNED// IAN LAMBERT

By:	Ian Lambert

Secretary/Director

Dated November 27, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

LUCITE INTERNATIONAL US HOLDCO LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its’ behalf by the undersigned, thereunto duly authorised.

Lucite International Holdco Limited
Registrant Guarantor

//SIGNED// IAN LAMBERT

By:	Ian Lambert

Secretary/Director

Dated November 27, 2002